

NEWS RELEASE

FOR IMMEDIATE RELEASE

February 4, 2008

CAPITOL FEDERAL FINANCIAL
REPORTS FIRST QUARTER 2008 RESULTS

Topeka, KS - Capitol Federal Financial (NASDAQ: CFFN) (the "Company") announced results today for the quarter ended December 31, 2007. Detailed results of the quarter are available in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2007, which will be filed today and posted on our website, http://ir.capfed.com/sec.cfm. Highlights for the quarter include:

- net income of $9.1 million,

- diluted earnings per share of $0.12, and

- efficiency ratio of 57.65%.

On January 9, 2008, the board of directors declared a $0.50 per share dividend to stockholders of record as of February 1, 2008, payable on February 15, 2008.

Results of Operations for the Quarter Ended December 31, 2007

Net income for the quarter ending December 31, 2007 was $9.1 million compared to $10.2 million for the same period in the prior fiscal year. The $1.1 million decrease in net income was primarily a result of a decrease in interest and dividend income of $4.2 million, partially offset by a decrease in interest expense of $2.9 million.

Total interest and dividend income for the quarter was $101.0 million compared to $105.2 million for the prior year quarter. The $4.2 million decrease was a result of a decrease in interest income on investments of $2.6 million, a decrease in interest income on mortgage-related securities of $2.4 million, a decrease of $1.6 million in interest income on cash and cash equivalents, and a decrease in dividends on FHLB stock of $619 thousand, partially offset by an increase in interest income on loans receivable of $3.1 million.

Interest expense on deposits for the current quarter was $38.0 million compared to $35.5 million for the prior year quarter. The $2.5 million increase in interest expense was primarily a result of an increase in the average rate paid on the certificate of deposit portfolio.

Interest expense on FHLB advances for the current quarter was $34.2 million compared to $40.7 million for the prior year quarter. The $6.5 million decrease in interest expense was a result of a decrease in the average balance due to maturing advances that were not renewed and the termination of $575.0 million of interest rate swaps in December 2007, partially offset by an increase in the paying rate on the interest rate swaps for the majority of the current quarter, while the swaps were still in place.

Interest expense on other borrowings was $2.2 million compared to $1.1 million in the prior year quarter. The $1.1 million increase was due to an increase in the average balance of other borrowings due to the Bank entering into repurchase agreements during the first quarter of fiscal year 2008.

No provision for loan losses was recorded during the current quarter.

Financial Condition as of December 31, 2007

Total assets increased from $7.68 billion at September 30, 2007 to $7.95 billion at December 31, 2007. The $268.1 million increase in assets was primarily attributed to a $194.6 million increase in the mortgage-related securities portfolio and a $90.9 million increase in cash and cash equivalents, partially offset by a $24.2 million decrease in the investment securities portfolio.

The balance of our non-performing loans increased from $7.4 million to $10.2 million. Our ratio of non-performing loans to total loans increased from 0.14% at September 30, 2007 to .019% at December 31, 2007.

Total liabilities increased from $6.81 billion at September 30, 2007 to $7.08 billion at December 31, 2007. The $273.1 million increase in liabilities was due primarily to an increase in other borrowings of $250.0 million and to an increase in deposits of $58.7 million.

Stockholders' equity decreased $5.0 million to $862.6 million at December 31, 2007, from $867.6 million at September 30, 2007. The decrease was primarily a result of treasury stock purchases of $7.2 million and dividends paid of $10.4 million, partially offset by net income of $9.1 million and an increase in accumulated other comprehensive income of $1.9 million due to the increase in market value of AFS securities.

Management's Discussion of Dividends

We strive to enhance stockholder value while maintaining a strong capital position. We continue to provide returns to stockholders through our dividend payments. On January 9, 2008, the board of directors declared a dividend of $0.50 per share which will be paid on February 15, 2008 to stockholders of record on February 1, 2008. Due to Capitol Federal Savings Bank MHC's ("MHC") waiver of dividends, the dividend of $0.50 per share will be paid only on public shares. Our cash dividend payout policy is continually reviewed by management and the board of directors. Dividend payments depend upon a number of factors including the Company's financial condition, results of operations, regulatory capital requirements of Capitol Federal Savings Bank (the "Bank"), other regulatory limitations on the Bank's ability to make capital distributions to the Company and the continued waiver of dividends by MHC. Because the Company has a relatively unique corporate structure, the reporting of certain information under accounting principles generally accepted in the United States of America ("GAAP") is not necessarily reflective of the process considered by the board of directors in connection with its dividend policy. At December 31, 2007, Capitol Federal Financial, at the holding company level, had $106.3 million in cash and certificates of deposit at the Bank to be used to further the Company's general corporate and capital management strategies, which could include the payment of dividends. The earnings per share amounts in the following table are presented in accordance with GAAP. Included in the GAAP earnings per share calculations are the average shares held by MHC. It is expected that MHC will continue to waive future dividends except to the extent dividends are needed to fund its continuing operations.

The following is a reconciliation of the denominators of the basic and diluted earnings per share calculations.

	Three Months Ended December 31,	
	2007	2006
	(Dollars in thousands, except per share amounts)	
Net income	$ 9,113	$ 10,251
Average common shares outstanding	72,955,067	72,626,122
Average committed ESOP shares outstanding	548	548
Total basic average common shares outstanding	72,955,615	72,626,670
Effect of dilutive RRP shares	6,789	7,869
Effect of dilutive stock options	55,183	200,480
Total diluted average common shares outstanding	73,017,587	72,835,019
Net earnings per share:		
Basic	$ 0.12	$ 0.14
Diluted	$ 0.12	$ 0.14

Because of the waiver of dividends by MHC, the inclusion of shares held by MHC understates earnings available to be paid out through dividends to public stockholders of CFFN stock. The following table is presented to provide a better understanding of the information the board of directors reviews when considering the amount of dividends to declare. The table presents basic and diluted earnings per share, excluding shares held by MHC from the earnings per share calculation. **The following information is not presented in accordance with GAAP.**

	Three Months Ended December 31,	
	2007	2006
	(Dollars in thousands, except per share amounts)	
Net income	$ 9,113	$ 10,251
Basic average common shares outstanding	72,955,615	72,626,670
Average shares held by MHC	(52,192,817)	(52,192,817)
Total adjusted basic average shares held by public stockholders	20,762,798	20,433,853
Effect of dilutive RRP shares	6,789	7,869
Effect of dilutive stock options	55,183	200,480
Total adjusted diluted average shares held by public stockholders	20,824,770	20,642,202
Net earnings per share, available to public stockholders:		
Basic	$ 0.44	$ 0.50
Diluted	$ 0.44	$ 0.50

The following table shows the number of shares eligible to receive dividends at December 31, 2007. The unvested shares in the ESOP receive dividends that are recorded through compensation expense. MHC has waived its right to dividends.

Total voting shares outstanding at September 30, 2007	74,258,977
Treasury stock acquisitions	(223,542)
RRP grants, net	2,500
Options exercised, net	4,250
Total voting shares outstanding at December 31, 2007	74,042,185
Unvested shares in ESOP	(1,209,832)
Shares held by MHC	(52,192,817)
Total public shares at December 31, 2007	20,639,536

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 39 branch locations in Kansas, nine of which are in-store branches. Capitol Federal Savings Bank employs 684 full time equivalent employees in the operation of its business and is one of the largest residential lenders in the State of Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President and
Investor Relations	Chief Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com